Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (the “Company”)

235 103rd St. E.

Saskatoon, Saskatchewan S7N 1Y8

Item 2	Date of Material Change

March 19, 2025

Item 3	News Release

News release disclosing the material change was disseminated through the Globe Newswire on March 20, 2025 and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On March 20, 2025, the Company announced that Christopher C. Miller, former Acting U.S. Secretary of Defense under President Donald Trump, has joined the Company’s Board of Directors.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On March 20, 2025, the Company announced that Christopher C. Miller, former Acting U.S. Secretary of Defense under President Donald Trump, has joined the Company’s Board of Directors.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer
Tel: 1.800.979.9794

Item 9	Date of Report

April 7, 2025